Mail Stop 7010

March 3, 2006

via U.S. mail and facsimile

Robert Brady, Chief Executive Officer
Moog Inc.
PO Box 18
East Aurora, New York, 14052-0018

 RE: Moog Inc,
   Form 10- K for the Fiscal Year Ended September 24, 2005
   Filed December 7, 2005
   File No.1-05129

Dear Mr. Brady:

      We have reviewed your filings and have the following
comments.
We have limited our review to only your financial statements and
related disclosures and do not intend to expand our review to
other
portions of your documents. Where indicated, we think you should
revise your disclosures in future filings in response to these
comments. If you disagree, we will consider your explanation as
to
why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental
information
so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Form 10-K for the Fiscal Year Ended September 24, 2005

Note 1 - Summary of Significant Accounting Policies, page 59
EITF 99-5 addresses costs other than costs that meet the criteria
of

SFAS No. 2. Supplementally explain to us whether you incur pre-
production costs other than those that meet such criteria. Explain
to
us the related agreement terms and your accounting for such costs.

Note 13 - Stock Employee Compensation Trust, page 69
Please explain to us in better detail the terms of the SECT, and
provide support for your accounting model. See EITF 97-14.

Note 15 - Segments, page 69
We note from your disclosures on page 47 that your reporting units
are your operating segments for segment reporting. It is unclear
from
this disclosure whether your reportable segments, as defined in
SFAS
131, are your operating segments. Based on a description of your
company, we assume that you have operating segments at a level
below
that of your four reportable segments. Although we realize we
addressed this issue with you over five years ago, you have had
multiple acquisitions and your businesses have grown considerably.
Please identify your operating segments for us and provide the
sales
and operating income for each over the reported periods.

*   *   *   *

        As appropriate, respond to these comments within 10 business
days or tell us when you will provide us with a response. Please
furnish a letter that keys your responses to our comments and
provides any requested supplemental information. Detailed
response
letters greatly facilitate our review. Please file your response
letter on EDGAR. Please understand that we may have additional
comments after reviewing responses to our comments.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to
be
certain that they have provided all information investors require.
Since the company and its management are in possession of all
facts
relating to a company`s disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide,
in
writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the
disclosure in their filings;
* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and
* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, John Hartz (202) 551-3689, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

        Nili Shah
        Accounting Branch Chief

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Mr. Brady
Moog Inc.
March 3, 2006
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE